

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

October 5, 2009

Via U.S. mail and facsimile

Mr. Andy L. Nemeth
Executive Vice President - Finance and Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street
P.O. Box 638
Elkhart, IN 46515

      RE: Form 10-K/A for the year ended December 31, 2008
                  Form 10-Q/A for the period ended March 29, 2009
                  Form 10-Q/A for the period ended June 28, 2009
                  File No. 000-03922

Dear Mr. Nemeth:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief